SECURITIES AND EXCHANGE COMMISSION
RECEIVED
2003
MARKET REGULATION

03015252

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Ocotober 31, 2004
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Ritchie Capital Investments, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2100 Enterprise Ave.
(No. and Street)

Geneva (City) IL (State) 60134 (Zip Code)

RECD S.E.C.
MAR 3 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Somara Zwick (630) 406 - 6411
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RITCHIE CAPITAL INVESTMENTS, LTD

OATH OR AFFIRMATION

I, ______________Somara Zwick____________________, swear (or affirm) that, to the best my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to ___________________**Ritchie Capital Investmens Ltd.**______________________ as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Somara Zwick

Name

VICE PRESIDENT /CFO

Title

AFFIRMATION OF THE COMMODITY POOL OPERATOR

To the best of the knowledge and belief of the undersigned, the information contained in these financial statements is accurate and complete.

A. R. Thane Ritchie
Chief Executive Officer/Chief Investment Officer

Colleen M. Benjamin 2/26/03
Notary

"OFFICIAL SEAL"
COLLEEN M. BENJAMIN
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 06/12/06

RITCHIE CAPITAL INVESTMENTS, LTD.

TABLE OF CONTENTS

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Stockholders' of Ritchie Capital Investments, Ltd.:

We have audited the accompanying statement of financial condition of Ritchie Capital Investments, Ltd. (a Cayman Islands company) (the "Company") as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2003

Deloitte
Touche
Tohmatsu

RITCHIE CAPITAL INVESTMENTS, LTD.
(A Cayman Islands Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002
(Amounts in United States Dollars)

ASSETS

CASH AND CASH EQUIVALENTS	$ 224,854
SECURITIES OWNED—At fair value	43,285,353
RECEIVABLES FROM CLEARING BROKERS	2,031,055
DIVIDENDS RECEIVABLE	9,703
FIXED ASSETS (Net of accumulated depreciation of $136,357)	466,044
TOTAL ASSETS	$46,017,009

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Securities sold—not yet purchased—at fair value (cost $29,738,872)	$29,520,862
Dividends and interest payable	26,965
Management and incentive fees payable	5,000
Accounts payable and accrued expenses	106,531
Total liabilities	29,659,358
STOCKHOLDERS' EQUITY	16,357,651
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$46,017,009

RITCHIE CAPITAL INVESTMENTS, LTD.
(A Cayman Islands Company)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002
(Amounts in United States Dollars)

TRADING REVENUES:	
Net realized gains (losses) on securities	$ 3,886,096
Net change in unrealized gains (losses) on securities	1,954,864
Dividend income	502,368
Interest income	268,873
Other income	4,167
Total trading revenues	6,616,368
TRADING EXPENSES:	
Dividend expense	326,646
Interest expense	400,037
Brokerage expense	594,543
Other trading expense	1,408
Total trading expenses	1,322,634
NET TRADING REVENUES	5,293,734
OPERATING EXPENSES:	
Payroll and consulting fees	2,105,745
Management and incentive fees	97,397
Other expenses	193,780
Total operating expenses	2,396,922
NET INCOME FROM OPERATIONS	$ 2,896,812

See notes to financial statements.

RITCHIE CAPITAL INVESTMENTS, LTD.
(A Cayman Islands Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002
(Amounts in United States Dollars)

	Number of Shares	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE—December 31, 2001	75,612	$ 756	$ 13,460,083	$ -	$ 13,460,839
Net income from operations				2,896,812	2,896,812
BALANCE—December 31, 2002	75,612	$ 756	$ 13,460,083	$ 2,896,812	$ 16,357,651

See notes to financial statements.

RITCHIE CAPITAL INVESTMENTS, LTD.
(A Cayman Islands Company)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002
(Amounts in United States Dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income from operations	$ 2,896,812
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	136,357
Net changes in assets and liabilities:	
Increase in securities owned	(27,111,532)
Increase in receivables from clearing brokers	(1,356,133)
Decrease in dividends receivable	4,814
Decrease in fixed assets	43,529
Increase in securities sold, not yet purchased	26,468,677
Decrease in management and incentive fees payable	(572,726)
Decrease in accounts payable and accrued expenses	(27,666)
Increase in interest and dividends payable	26,965
Net cash provided by operating activities	509,097
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of fixed assets	(602,401)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(93,304)
CASH AND CASH EQUIVALENTS—Beginning of year	318,158
CASH AND CASH EQUIVALENTS—End of year	$ 224,854
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for interest	$ 389,517

See notes to financial statements.

RITCHIE CAPITAL INVESTMENTS, LTD.
(A Cayman Islands Company)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION

Ritchie Capital Investments, Ltd. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission solely conducting proprietary investment and trading activities. The Company was incorporated under the laws of the Cayman Islands in December 1997. The Company is registered as a commodity pool with the Commodity Futures Trading Commission.

The Company has entered into agreements with unrelated broker-dealers to process and clear all of the Company's securities and derivatives transactions. Substantially all of the Company's investments and substantially all of its capital are held by such broker-dealers to facilitate the Company's trading activities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents consist of amounts on deposit at financial institutions.

Securities Owned and Securities Sold, Not Yet Purchased—Securities owned and securities sold, not yet purchased at December 31, 2002 consist of equity securities and publicly traded open-end investment companies. Securities are carried at fair value, as determined by the Company. Securities listed on a recognized securities exchange or traded over-the-counter are valued at its last sales price or, if no sale occurred on such date, at the mean between the bid and ask prices. Security transactions are recorded on a trade-date basis. Realized gains and losses are determined by the specific identification method. Securities owned may be pledged as collateral for securities sold, not yet purchased. At December 31, 2002, all securities owned were pledged as collateral.

Receivables from and Payables to Clearing Brokers—The Company's principal clearing broker charges the Company interest based upon the federal funds rate computed on a daily basis for any margin borrowings. Additionally, the Company earns interest monthly from its principal clearing broker based upon the federal funds rate computed on a daily basis on the fair value of securities sold, not yet purchased, plus any other credit balances.

Futures Contracts—Futures contracts are recorded on the trade date. The difference between the original contract amount and the fair value of open commodity futures contract positions is reflected as a net unrealized gain or loss on the consolidated statement of financial condition, as a component of

receivables from or payables to clearing brokers. Fair value is based upon the closing exchange settlement prices as of the last business day of the reporting period.

Fixed Assets—The Company's policy is to capitalize fixed assets and depreciate the assets on a straight-line basis based on the useful life of the fixed assets. At December 31, 2002, fixed assets consisted of computer equipment with a book value of $564,245, furniture and fixtures with a book value of $37,056, and leasehold improvements with a book value of $1,100. The associated useful lives for these asset classes 5, 7, and 5 years, respectively.

Interest and Dividends—Dividend income and expense are recognized on the ex-dividend date. Interest income and expense are recognized on an accrual basis.

Brokerage Expenses—Commissions and other trading expenses are recorded on a trade-date basis.

Foreign Currency Translations—The Company periodically holds securities denominated in foreign currencies. These amounts are converted to U.S. dollars using spot currency rates on the date of valuation. Purchases and sales of foreign securities are converted at the prevailing rate of exchange on the respective date of such transactions.

The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Income Taxes—The Company is treated as a partnership for tax purposes. A partnership is not liable for income taxes as each partner recognizes its proportionate share of the partnership income in its tax return; therefore, no provision for taxes is made in the Company's financial statements.

3. GAINS AND LOSSES ON SECURITIES

Trading revenues include net realized and changes in net unrealized gains and losses from security transactions as follows:

	Net Realized	Changes in Net Unrealized
Equity securities and publicly traded open-end investment companies	$2,881,627	$2,103,930
Regulated futures contracts	1,004,469	(149,066)
Total	$3,886,096	$1,954,864

Trading revenues include realized gains on investments in another investment fund of $2,484.

4. DERIVATIVE FINANCIAL INSTRUMENTS AND OTHER OFF-BALANCE SHEET RISK

Derivative financial instruments traded by the Company include futures, whose values are based upon an underlying asset, indices or reference rates, and generally represent future commitments to purchase or sell other financial instruments at specified future dates. A derivative contract may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures contracts.

Derivatives are subject to various risks similar to those related to the underlying financial instruments including market and credit risk. The Company uses derivative financial instruments in the normal course of its business to take proprietary trading positions and to manage exposure to loss due to interest rate, exchange rate and market risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Company's other investing and trading activities. The Company manages the risks associated with derivatives along with its proprietary investing and trading activities in cash instruments within the Company's overall risk management framework.

Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including interest and foreign exchange rate movements and fluctuations in security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded. The Company manages its exposure to market risk related to trading instruments on an aggregate basis combining the effects of cash instruments and derivative contracts. The Company sells various financial instruments which have not yet been purchased ("short sales"). The Company is exposed to market risk for those short sales. If the market value of an instrument sold short increases, the Company's obligation, reflected as a liability on the statement of financial condition, would increase and trading revenues would be reduced. To manage market risk, the Company often holds securities which can be used to settle these obligations and monitors market exposure daily, adjusting positions where deemed necessary.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. At any point in time, the credit risk for OTC derivative contracts is limited to the net unrealized gain as reported in the statement of financial condition for each counterparty for which a netting agreement exists. In a similar fashion, liabilities represent net amounts owed to counterparties. This netting basis is executed across products and cash collateral when these provisions are specified in the netting agreement. Credit risk due to exchange-traded financial instruments, such as futures and options, is reduced by the regulatory requirements of the individual exchanges on which the instruments are traded. Since the Company does not clear its own securities transactions, it has established accounts with other financial institutions for this purpose. This can and often does result in concentrations of credit risk with one or more of these firms. Such risk, however, is mitigated by the obligation of the financial institutions to comply with rules and regulations governing broker-dealers. These rules and regulations generally require maintenance of net capital, as defined, and segregation of customers' funds and securities from holdings of the firm. Transactions in OTC derivative contracts are entered into with major commercial and investment banks. There is no credit risk exposure with respect to derivative contracts as of December 31, 2002.

Derivatives are generally based upon notional values. Notional values are not recorded on-balance sheet, but rather are utilized as a basis for determining future cash flows to be exchanged. Therefore, notional value provides a measure of the Company's involvement with such instruments, but is not indicative of potential risk. Derivative instruments are marked to fair value at contractually specified intervals and the resulting gains and losses are recorded in the statement of financial condition in receivables from and payables to clearing brokers prior to the exchange of the related cash flows. Included in net trading revenues, as recorded in the statement of operations for the year ended December 31, 2002, are realized and change in unrealized gains and losses associated with derivative financial instruments.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. All of these contracts may be settled in cash or through delivery of the underlying instrument. Margin deposits are generally required to enter into futures contracts and are generally small in value relative to the gross value of the underlying futures contract. Consequently,

small price changes in the underlying commodity may result in comparably large trading gains or losses to the Company. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until the delivery date, regardless of the changes in their value or the Company's investment strategy. Exposure to market risk is managed in accordance with risk limits set by the Company by buying or selling instruments or entering into offsetting positions. The estimated fair value of futures contracts outstanding at December 31, 2002 was approximately $1,415,000.

5. MANAGEMENT AND INCENTIVE FEES

The Company entered into investment management agreements (the "Agreements") with several advisors that managed the Company's security accounts for a portion of 2002. As compensation for these services, the Company paid management and incentive fees in accordance with the terms of the Agreements. In accordance with the Agreements, the advisors may defer their incentive fees and receive earnings on their deferred fees. As of December 31, 2002, the Company ceased using any external advisors.

Additionally, subject to an informal agreement, the Company incurred management fees from an affiliate in the amount of $60,000, included in management and incentive fees in the Statement of Operations, of which $55,000 was paid at December 31, 2002.

6. CAPITAL STOCK

The Company is authorized to issue 5,000,000 shares of stock with a par value of $.01 each, of which 75,612 are issued and outstanding at December 31, 2002. The holders of the capital stock are entitled to one vote for each share of record held.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"). Under the Rule, the Company is required to maintain net capital equivalent to $100,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change daily. At December 31, 2002, the Company had net capital and minimum net capital requirements of $6,829,735 and $100,000, respectively.

* * * * * *

SCHEDULE I

RITCHIE CAPITAL INVESTMENTS, LTD.
(A Cayman Islands Company)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002
(Amounts in United States Dollars)

TOTAL STOCKHOLDERS' EQUITY	$16,357,651
DEDUCTIONS AND CHARGES:	
Nonallowable assets	481,044
Proprietary and other charges	1,506,783
HAIRCUTS ON SECURITIES:	
Equity securities and publicly traded open-end investment companies	7,234,578
Undue concentration	305,511
NET CAPITAL	$ 6,829,735
MINIMUM NET CAPITAL REQUIREMENT	$ 100,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 6,729,735
AGGREGATE INDEBTEDNESS	$ 138,342
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.1 %

NOTE: The above computation agrees in all material respects with the computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 filed by Ritchie Capital Investments, Ltd. as of December 31, 2002, in the Form X-17A-5 with the Chicago Stock Exchange.

RITCHIE CAPITAL INVESTMENTS, LTD.
(A Cayman Islands Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

The Company is exempt from the computation for determination of reserve requirements for brokers and dealers pursuant to 15c3-3 under the Securities and Exchange Act of 1934 pursuant to Section (K)(2)(ii) of that rule.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

February 21, 2003

Dear Stockholders' of Ritchie Capital Investments, Ltd.:

In planning and performing our audit of the financial statements and supplemental schedules of Ritchie Capital Investments, Ltd. (a Cayman Islands Company) (the "Company") as of December 31, 2002 and for the year then ended (on which we issued our report dated February 20, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

Our opinion recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP